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APR 18 2022

Washington, DC

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-47067

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/21** AND ENDING **12/31/21**
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Mariner Investment Group**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
9601 Katy Freeway, Suite 400
(No. and Street)

Houston   **TX**   **77024**
(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING
Steven R. Davis   **(713) 920-9431**   compliance.mariner@comcast.net
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*
Tuttle & Bond, PLLC
(Name – if individual, state last, first, and middle name)

2954 Goehmann Lane   **Fredericksburg**   **TX**   **78624**
(Address)   (City)   (State)   (Zip Code)

03/19/2019   **6543**
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Steven R. Davis _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Mariner Investment Group _____, as of December 31 _____, 2 021 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _Steven R. Davis_

Title: _CEO_

Notary Public

[Notary stamp:
JOE E. MOO...
My Notary ID # 3779753
Expires March 8, 2026]

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to ~~consolidated~~ financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☑ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Mariner Investment Group

Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

December 31, 2021

Contents

Mariner Investment Group

Independent Auditor's Opinion

For the Year-ended December 31, 2021


TuttleBond
Certified Public Accountants

To Director and Shareholder of Mariner Investment Group

Opinion on The Financial Statements

We have audited the accompanying statement of financial condition of Mariner Investment Group (the "Company") as of December 31, 2021, and the related statements of operations, stockholders' equity, and cash flows for the year then ended, including the related notes (collectively referred to as "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that the audit provides a reasonable basis for our opinion.

Emphasis-of-Matter

As discussed in the notes to the financial statements, the Company recorded a prior period adjustment for the correction of unrealized and realized gains and losses recorded on stocks and securities owned in the prior year.

Other Matter

We identified material misstatements relating to unrecorded expenses, dividend income, liability accruals, accounts receivables, and realized gains and losses related to prior fiscal years and the current fiscal year. Management corrected all misstatements in the financial statements. Misstatements totaled approximately $10,000. Our opinion is not modified in respect to this matter.



TuttleBond
Certified Public Accountants

Report on Supplementary Information

The accompanying information contained in the Supplementary Information section has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statement. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934 and, if applicable, under Regulation 1.10 under the Commodity Exchange Act. In our opinion, the information contained in the Supplementary Information section is fairly stated, in all material respects, in relation to the financial statements as a whole.

Tuttle & Bond

Fredericksburg, Texas
April 9, 2022

We have served as the Mariner Investment Group's auditor since 2019.

Tuttle & Bond, PLLC
1928 Jackson Lane
China Spring, TX 76633
Ph: 512.967.3517 Fax: 832.534.4154
auditdocs@tuttlebond.com www.tuttlebond.com

5

Mariner Investment Group

Financial Statements

For the year ended December 31, 2021

Mariner Investment Group
Statement of Financial Condition
For the year ended December 31, 2021

ASSETS

Current Assets		
Checking/Savings		
Checking	$	92,027
Total Checking/Savings	$	92,027
Other Current Assets		
DLJ Pershing (Securities)		22,390
Accounts Receivable		8,648
Officer Receivable		9,263
Pre-Paid Asset		2,671
Total Other Current Assets	$	42,972
Total Current Assets	$	134,999
Fixed Assets		
Automobile 2011 Jaguar		8,000
Total Fixed Assets	$	8,000
Other Assets		
Pershing Clearing Deposit		50,000
Total Other Assets	$	50,000
TOTAL ASSETS	$	192,999

LIABILITIES & EQUITY

Liabilities (all current)		
Current Liabilities		
Pershing Margin Balance		8,344
Accounts Payable		2,006
Total Liabilities	$	10,350
Equity		
Capital Stock		12,200
Paid-in Capital		5,000
Retained Earnings		159,522
Unrealized Gain (Loss)		(2,940)
Net Income		8,867
Total Equity	$	182,649
TOTAL LIABILITIES & EQUITY	$	192,999

The accompanying notes are an integral part of these financial statements.

Mariner Investment Group
Statement of Comprehensive Income
For the year ended December 31, 2021

Ordinary Income/Expense	Jan - Dec 21
Income	
Mutual Fund Commission	$ 18,191
Insurance Commission	347
12B-1 income	91,349
Securities Commission	44,507
Total Income from Operations	$ 154,394
Expenses	
Automobile Expense	4,276
Bank Charges	380
Professional Fees	13,085
Consulting Fee	42,544
Insurance	19,264
Rent	23,759
CIC Rent	18,000
CIC Marketing	18,000
Chargebacks	7,490
Telephone	1,746
Regulatory Fees	2,140
General Administrative	1,466
Utilities	2,128
Total Expenses	$ 154,277
Net Income from Operations	$ 117
Other Income	
Realized Gains (Losses)	4,207
Interest Income	3,102
Dividend Income	1,441
Total Other Income	$ 8,750
Net Income	$ 8,867
Other Comprhensive Income	
Unrecognized Gain on Securities	(3,508)
Total Other Comprehensive Income	$ (3,508)

The accompanying notes are an integral part of these financial statements.

Mariner Investment Group
Statement of Cash Flows
For the Year-Ended December 31, 2021

OPERATING ACTIVITIES

Net Income	$	8,867
Adjustments to reconcile Net Income		
to net cash provided by operations:		
Accounts Receivable		(1,409)
Note Receivable		17,791
Loan to Shareholder		35,262
Prepaid Assets		(2,671)
Margin Balance		(1,229)
Accrued Expenses		(3,949)
Commission Payable		(931)
Accounts Payable		499
Miscellaneous		306
Net cash provided by Operating Activities	$	52,536

INVESTING ACTIVITIES

Purchase Auto		(8,000)
Net cash provided by Investing Activities	$	(8,000)

Net cash increase for period	$	44,536
Cash at beginning of period	$	47,491
Cash at end of period	$	92,027

The accompanying notes are an integral part of these financial statements.

Mariner Investment Group
Statement of Changes in Ownership Equity
For the Year-Ended December 31, 2021

	Common Stock	Paid-in Capital	Retained Earnings	Unrealized Gain (Loss)	Ownership Equity
Balance as of January 01, 2021	$ 12,200	$ 5,000	$ 155,308	$ 2,443	$ 174,951
Prior Period Adjustment			$ 4,214	$ (1,875)	$ 2,339
Unrealized Gain (Loss)				$ (3,508)	$ (3,508)
Net Income			$ 8,867		$ 8,867
Balance as of December 31, 2021	$ 12,200	$ 5,000	$ 168,389	$ (2,940)	$ 182,649

The accompanying notes are an integral part of these financial statements.

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

Mariner Financial Group, Inc. (the Company) was formed as a Texas corporation on January 24, 1994.

Description of Business

The Company, located in Houston, TX is a broker and dealer in securities registered with the Securities and Exchanges Commission ("SEC") and is a member of FINRA. The Company operates under SEC Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers are handled by a clearing broker-dealer.

Basis of Accounting

The financial statements of the Corporation have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable – Recognition of Bad Debt

The Corporation considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

The Company adopted ASU 2014-09, Revenue from Contracts with Customers, (codified in ASC 606). The Company recognizes revenue when services are transferred to clients. Revenue is recognized based on the amount of consideration that management expects to receive in exchange for these services in accordance with the terms of the contract with the client. To determine the amount and timing of revenue recognition, the Company must (1) identify the contract with the client, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when the Company satisfies a performance obligation.

Revenue Type and Obligations per ASC 606

All revenue is recorded as income after all clearing and processing fees are paid.

Revenue Type and Obligations per ASC 606 (Continued)

The following is a list of revenue types:

Organization CRD Number: 35993

Organization SEC Number: 8-47067

Organization Name: MARINER INVESTMENT GROUP

Applicant Name: MARINER FINANCIAL GROUP

Types of Business

Description	Code
Broker or dealer retailing corporate equity securities over-the-counter	BDR
Underwriter or selling group participant (corporate securities other than mutual	USG
Mutual fund retailer	MFR
Broker or dealer selling variable life insurance or annuities	VLA
Put and call broker or dealer or option writer	PCB

Note: Mariner does not do Private Placements and all transactions at year end are recorded as accrued commissions.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. All of the Company's cash and cash equivalents are held at high credit quality financial institutions.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at an amount that approximates fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

For federal income tax purposes, Mariner Financial Group, Inc. a limited liability company has elected to be taxed as corporation. Current provisions or benefits for income taxes are recorded based on estimates of actual income taxes or refunds thereof, as reported in federal and state tax returns.

The Company accounts for deferred income taxes using the asset liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequence attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measure using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income during the period that includes the enactment date. Additionally, deferred tax assets may be reduced by a valuation allowance to reflect benefits that may not be realized.

Concentrations

The company has no revenue concentrations; the firm specializes in sales of annuities and securities.

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There were no material inadequacies found to exist in the computation of the ratio of aggregate indebtedness to net capital at December 31, 2021, or in the procedures followed in making the periodic computation required. At December 31, 2021 the Company had net capital of $161,363 and a net capital requirement of $5,000. The Company's ratio of aggregate indebtedness to net capital was 5.17:1 (5.17%) at December 31, 2021. The Securities and Exchange Commission permits a ratio of no greater to 15 to 1.

NOTE C – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-3(k)(1), which provides that the firm will engage in limited business activities such as dealing in investment company shares. (ii) by promptly transmitting all customer funds to the clearing broker who carries the customer accounts.

NOTE D – ACCRUED LIABILITIES

The accrued liability is made of estimates of amounts for various business expenses.

NOTE E – OTHER COMMITMENTS AND CONTINGENCIES

Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At December 31, 2021, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware of any potential losses relating to this indemnification.

NOTE F – COMMISSION PAYABLE

The amount owed to commission agents for sales commissions as of December 31, 2021, is $0.

NOTE G – RENT

The Company leases office space on a monthly basis. The amount of rent under this arrangement through the year being audited, as of December 31, 2021, was $21,753. In addition, the company rents additional office space off site for emergency contingencies and paid $18,000 to C.I.C. for temporary personnel services.

NOTE H – SIPC RECONCILIATION

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion-from-membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenues, they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

NOTE I –RELATED PARTY TRANSACTIONS

The Company has an office lease agreement and staffing services agreement with C.I.C. Marketing. A shareholder of the Company is President of C.I.C. Marketing. Rent payments to the related party totaled $18,000 for the fiscal year. Staffing expenses to C.I.C. Marketing totaled $18,000 for the fiscal year resulting in total payments of $36,000 as of December 31, 2021.

NOTE J – SUBSEQUENT EVENT

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through April 9, 2022, which is the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

NOTE K –PRIOR PERIOD ADJUSTMENTS

Prior period adjustments of $4,214 to Retained Earnings and ($1,875) to Unrealized Gain (Loss) relate to accounting entry error related to realized gains and mark-to-market of unrealized losses, respectively.

Mariner Investment Group

Supplementary Information Section

Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934

As of and for the year ended December 31, 2021

Mariner Investment Group
Supplementary Computations
Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934
As of and for the year ended December 31, 2021

Computation of Net Capital

Total Stockholder's Equity	$	182,649
Allowable Subordinated Loans	$	-
Non-Allowable Assets	$	19,934
Haircuts on Securities Positions		
Securities Haircuts	$	3,359
Undue Concentration Charges	$	-
Net Allowable Capital	$	159,357

Computation of Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	$	690
Minimum Dollar Net Capital Requirement of Reporting Broker/Dealer	$	5,000
Net Capital Requirement	$	5,000
Excess Net Capital	$	154,357

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$	10,350
Percentage of Aggregate Indebtedness to Net Capital		6.49%

Computation of Reconciliation of Net Capital

Net Capital Computed and Reported on FOCUS IIA as of December 31, 2021	$	160,159
Adjustments		
Increase (Decrease) in Equity	$	8,796
Increase (Decrease) in Subordinated Loans	$	-
(Increase) Decrease in Non-Allowable Assets	$	(10,671)
(Increase) Decrease in Securities Haircuts	$	(1,120)
(Increase) Decrease in Undue Concentration Charges	$	2,192
Net Capital per Audit	$	159,357
Reconciled Difference	$	-

Mariner Investment Group
Supplementary Statements
Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934
As of and for the year ended December 31, 2021

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15:1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2021, the Company had net capital of $159,357 which was $154,357 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 6.49%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method. There were no material differences reported as Net Capital in the audited computation of Net Capital and the broker- dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the Company's stated exemptive provisions of SEA Rule 15c3-3(k)(2)(ii).

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements in the accounting system or in the internal control related to reporting or the practices and procedures required pursuant to Rule 17a-5. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and, therefore, does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

Statement Related to SIPC Reconciliation

SEA Rule 17a-5(e)(4) requires a registered broker-dealer not exempt from SIPC membership with gross revenues that exceed $500,000, to file an Agreed Upon Procedures Report. In circumstances where the broker-dealer reports less than $500,000 in gross revenue an Agreed Upon Procedures Report is not required. Broker-dealers exempt from SIPC membership are required to file a copy of Form SIPC 3 evidencing exclusion from membership and an Agreed Upon Procedures Report. If required to filed, the relevant report shall be included in this Supplemental Information section.

Mariner Investment Group

<u>Supplementary Auditor's Report on Exemption Letter</u>

Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2) Of the Securities and Exchange Act of 1934

As of and for the year ended December 31, 2021


TuttleBond
Certified Public Accountants

Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
For the Year-End December 31, 2021

<u>Report of Independent Registered Public Accounting Firm</u>
<u>Exemption Review Report Pursuant to 15c3-3</u>

Exemption: 15c3-3(k)(2)(ii)

Weldon Ecford
Mariner Investment Group
9601 Katy Freeway, Suite 400
Houston, TX 77024

Dear Weldon Ecford:

We have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which Mariner Investment Group identified 15c3-3(k)(2)(ii) as the provision under 17 C.F.R. § 15c3-3(k) under which it claims exemption from 17 C.F.R. §240.15c3-3. Mariner Investment Group stated that it has met the 15c3-3(k)(2)(ii) exemption throughout the most recent fiscal year without exception, or, with exception, as noted in the Representation Letter of Exemption. Mariner Investment Group's management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Mariner Investment Group's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

Tuttle & Bond

Fredericksburg, Texas
April 9, 2022

Mariner Investment Group
Supplementary Customer Protection Exemption Letter
Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2) of the Securities and Exchange Act of 1934
As of the year ended December 31, 2021

Mariner Investment Group
9601 Katy Freeway, Suite 400
Houston, TX 77024

Tuttle & Bond, PLLC
2954 Goehmann Lane
Fredericksburg, TX 78624

Re: Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

To the best knowledge and belief, Mariner Investment Group;

1. Claims exemption 15c3-3(k)(2)(ii) from 15c3-3;

2. We have met the identified exemption from January 01, 2021 through December 31, 2021, without exception, unless, noted in number 3, below;

3. We have no exceptions to report this fiscal year.

Regards,

Weldon Eckert
President
Mariner Investment Group